

umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA



For the attention of Mr Paul M. Dudek

LegalCorp
Brussels, March 26, 2010

SUPPL

Dear Sir,

NV Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the convening notice to the ordinary general meeting to be held on 27 April 2010.

Yours sincerely,

Umicore

B. Caeymaex
Manager Legal Corp. Department

G. Nolens
Senior Vice-President Legal Affairs

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
BE-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE 0401.574.852
RPM/RPR Brussels
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium



LIMITED LIABILITY COMPANY
Registered Office: rue du Marais 31 Broekstraat - 1000 Brussels
VAT BE 0401.574.852 RLE Brussels

The shareholders are invited to attend the ordinary general meeting, which will be held on Tuesday 27 April 2010, at 5.00 p.m., at the registered office rue du Marais, 31, Broekstraat B-1000 Brussels.

In order to facilitate the keeping of the attendance list, the shareholders and/or their representatives will be welcomed to register as of 4 p.m.

AGENDA

1. Submission of, and discussion on, the annual report of the board of directors and the report of the statutory auditor on the statutory annual accounts for the financial year ended on 31 December 2009.

2. Approval of the statutory annual accounts of the company for the financial year ended on 31 December 2009, and of the proposed allocation of the result.

   Proposed resolutions:

   - Approval of the statutory annual accounts for the financial year ended on 31 December 2009 showing a profit for the financial year in the amount of EUR 201,577,421.21
   - Taking into account the profit of the 2009 financial year, the profit of EUR 206,052,951.33 brought forward from the previous financial year and the allocations to and releases from the unavailable reserve related to the 2009 movements in the own shares for a total net amount of EUR 63,888,541.11, the result to be appropriated stands at EUR 343,741,831.43. Approval of the proposed appropriation of the result including the payment of a gross dividend of EUR 0.65 per share.

3. Submission of, and discussion on, the annual report of the board of directors and the report of the statutory auditor on the consolidated annual accounts for the financial year ended on 31 December 2009.

4. Submission of the consolidated annual accounts of the company for the financial year ended on 31 December 2009.

5. Discharge from liability to the directors of the company in respect of their mandates in 2009.

   Proposed resolution:

   - The general shareholders' meeting grants discharge from liability to each of the directors who were in office during the financial year 2009, for the performance of their mandate during said financial year 2009.

6. Discharge from liability to the statutory auditor of the company in respect of its mandate in 2009.

   Proposed resolution:

   - The general shareholders' meeting grants discharge from liability to the statutory auditor for the performance of its mandate during the financial year 2009.

7. Board composition and remuneration.

   The mandates of Mrs Isabelle Bouillot and Mr Shohei Naito expiring at the issuance of the present ordinary general meeting it is proposed to re-appoint them as independent directors. The criteria retained to assess the independence of the directors are those set forth in Article 526ter of the Companies Code.

Proposed resolutions:

- Re-election of Mrs Isabelle Bouillot as Independent Director for a period of three years expiring at the 2013 ordinary general meeting.
- Re-election of Mr Shohei Naito as Independent Director for a period of three years expiring at the 2013 ordinary general meeting.
- Approval of the board's remuneration proposed for the 2010 financial year constituting a fixed fee for a global amount of EUR 200,000 and a fee per attended meeting of EUR 5,000 for the Chairman and EUR 2,500 for the Directors.

Conditions for admission to the ordinary general meeting:

Pursuant to article 536 of the Belgian Companies Code and to article 17 d) of the articles of association, and as a derogation of the conditions set forth in a) to c) of said article 17, the board of directors has decided that the shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Tuesday 20 April 2010**, at midnight (Belgian time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach Umicore **at the latest on Tuesday 20 April 2010 at midnight** (Belgian time)
By fax: +32 2 227 79 13
Or by e-mail: bjorn.dejonghe@umicore.com or baudouin.caeymaex@umicore.com
The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

For holders of printed bearer shares (Umicore shares existing before the share split: ISIN BE0003626372)

Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Tuesday 20 April 2010**, before the close of business at such branch.
The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank.

We would particularly like to draw your attention to the fact that since 1st January 2008, pursuant to the Belgian Law relating to the abolishment of bearer shares, the deposit of any printed bearer shares with a financial institution by a shareholder in view of participating in a general meeting causes the automatic dematerialisation of his/her bearer shares and their registration in a dematerialised deposit account with said financial institution. It is no longer possible to deliver back printed bearer shares to shareholders if those shares have been deposited with a financial institution.
The number of dematerialised shares registered in the deposit account will take into account the split of the shares by a factor of five decided by the extraordinary general meeting of shareholders held on 5 February 2008.

For holders of dematerialised shares:

Holders of **dematerialised shares** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Tuesday 20 April 2010 at midnight** (Belgian time). The holding of the dematerialised shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

BNP PARIBAS FORTIS
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC
PETERCAM

The shareholders can **vote by post** in accordance with article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore.
The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com, or through the above-mentioned financial institutions.
The signed original of the postal voting form must reach the company's registered office (attention B. Dejonghe) by **Wednesday 21 April 2010 at the latest.**

The shareholders **can participate in the general meeting through a proxy holder.**
Proxy forms, as approved by the board of directors, may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.
Signed original proxies must reach the company's registered office (attention B. Dejonghe) by **Wednesday 21 April 2010 at the latest.**

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organisations declaring being authorised to act as owners of the shares by the effective shareholder will be allowed to vote.

Access to the ordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore.